Exhibit 7.05

EXECUTION VERSION

EQUITY COMMITMENT LETTER

April 15, 2016

E-House Holdings Ltd.

c/o 11/F Qiushi Building

No. 383 Guangyan Road

Zhabei District

Shanghai 200072

People’s Republic of China

Ladies and Gentlemen:

This letter agreement sets forth the commitments of SINA Corporation (“Investor”), subject to the terms and conditions contained herein, to purchase, directly or indirectly, certain equity interests of E-House Holdings Ltd., a company incorporated under the laws of the Cayman Islands (“Parent”). It is contemplated that, pursuant to an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) to be entered into among E-House (China) Holdings Limited (the “Company”), Parent, and E-House Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

1.                                      Commitment. This letter agreement confirms the commitment of Investor, subject to the terms and conditions set forth herein, to subscribe for (or cause to be subscribed for) equity securities of Parent prior to, at or immediately following the Closing with immediately available funds at an aggregate cash purchase price equal to US$139,734,904 (such sum, the “Commitment”), which will be applied by Parent to (i) fund (or cause to be funded through Merger Sub) a portion of the Exchange Fund and any other amounts required to be paid pursuant to the Merger Agreement (including any applicable consideration to repurchase of any of the Notes) and (ii) pay (or cause to be paid through Merger Sub) related fees and expenses pursuant to the Merger Agreement; provided that Investor shall not, under any circumstances, be obligated to contribute more than the Commitment to Parent and the liability of Investor hereunder shall not exceed the Commitment amount. Investor may effect the purchase of the equity interests of Parent directly or indirectly through one or more direct or indirect Subsidiaries of Investor. In the event Parent does not require the amount of the Commitment specified under this Section 1 in order to consummate the Merger, the amount of the Commitment to be funded under this letter agreement shall be reduced by Investor, to the level sufficient to, in combination with the other financing arrangements contemplated by the Merger Agreement, for Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement.

2.                                      Conditions. The obligation of Investor to fund the Commitment shall be subject to (i) the execution and delivery of the Merger Agreement by the parties thereto and (ii) the satisfaction in full (or waiver, if permissible) at the Closing of each of the conditions to the obligations of Parent and Merger Sub to consummate the Transactions set forth in Section 7.01 and Section 7.02 of the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing).

3.                                      Enforceability. This letter agreement may only be enforced (i) by Parent, or (ii) by the Company to seek specific performance of Investor’s obligation to fund the Commitment, in accordance with Section 9.08(d) of the Merger Agreement.  Neither Parent’s, Merger Sub’s nor the Company’s creditors shall have the right to enforce this letter agreement or to cause Parent to enforce this letter agreement.

4.                                      No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement, or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement, the addressee covenants, agrees and acknowledges that no person other than Investor has any obligation hereunder and that, notwithstanding that Investor may be a partnership or limited liability company, the addressee has no right of recovery under this letter agreement or under any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, the former, current or future directors, officers, employees, agents, advisors, representatives, managers, general or limited partners, members, equity holders, stockholders, controlling persons or Affiliates of Investor or any former, current or future directors, officers, employees, agents, advisors, representatives, managers, general or limited partners, members, equity holders, stockholders, controlling persons or Affiliates of any of the foregoing (each, a “Investor Affiliate”), through Investor or otherwise, whether by or through attempted piercing the corporate veil, by or through a claim by or on behalf of Parent against Investor Affiliates, whether by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.

5.                                      No Assignment. Investor’s obligation to fund the Commitment may not be assigned and/or delegated, in whole or in part, by any party or by operation of Law or otherwise.  Neither this letter agreement nor any of the rights, interests or obligations hereunder shall be assignable by Parent without Investor’s and the Company’s prior written consent, and the granting of such consent in any given instance shall be solely in the discretion of Investor and the Company and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment. Any purported transfer, assignment or delegation in violation of this Section 7 shall be null and void and of no force and effect.

6.                                      Termination. This letter, and the obligation of Investor to fund the Commitment, will terminate automatically and immediately upon the earliest to occur of (a) the Closing (subject to the full performance of such obligation at or prior to Closing), (b) the first anniversary of the date hereof, or (c) the valid termination of the Merger Agreement in accordance with its terms; provided that, in the event a claim by the Company or any of its Affiliates under Section 3 of this letter agreement or any claim seeking an injunction, specific performance or other equitable remedy against the Parent or Merger Sub under the Merger Agreement is then pending, this letter agreement shall only terminate upon the final, non-appealable resolution of such action and satisfaction by Investor of any obligations finally determined by a court of competent jurisdiction or agreed to be owed by Investor in connection with this letter agreement.

7.                                      No Modification; Entire Agreement. This letter agreement may not be amended, waived or otherwise modified without the prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, of Parent, Investor and the Company.  This letter agreement and the Merger Agreement constitute the entire agreement with respect to the subject matter hereof and thereof, and supersede all prior agreements, understandings and statements, written or oral, between Investor or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other, with respect to the transactions contemplated hereby.

8.                                      Governing Law; Jurisdiction. This letter agreement and the schedules hereto shall be governed and construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law principles that would cause the application of the laws of any other jurisdiction. All actions arising out of or relating to this letter agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of the City of New York, provided, however, that if such federal court does not have jurisdiction over such action, such action shall be heard and determined exclusively in the New York State Supreme Court Commercial Division in and for New York County, New York. Each of the parties hereto hereby (a) irrevocably submits for itself and in respect of its property, generally and unconditionally, to the exclusive jurisdiction of any of the above-named courts for the purpose of any action arising under the laws of the State of New York out of or relating to this letter agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action with respect to this letter agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this letter agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 8, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the action in such court is brought in an inconvenient forum, (B) the venue of such action is improper or (C) this letter agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action in the manner provided herein or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof.

9.                                      WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY A JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT.  EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.

10.                               No Third Party Beneficiaries. Except for the express third party beneficiary rights provided to the Company under Sections 3, 5 and 7 of this letter agreement, the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this letter agreement, and this letter agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder or any rights to enforce the Commitment or any provision of this letter agreement.

11.                               Severability. If any term, provision, covenant or restriction of this letter agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this letter agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

12.                               Headings.  Headings are used for reference purposes only and do not affect the meaning or interpretation of this letter agreement.

13.                               Counterparts. This letter agreement may be signed in any number of counterparts and may be executed and delivered by facsimile or email pdf format, and each counterpart shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

14.                               Representations and Warranties.  Investor hereby represents and warrants to Parent that:

(a)                                 if Investor is not an individual, it is a legal entity duly organized and validly existing under the laws of its jurisdiction of organization and has all corporate or other requisite power and authority to execute, deliver and perform this letter agreement;

(b)                                 if Investor is not an individual, the execution, delivery and performance of this letter agreement have been duly authorized by all necessary action and do not contravene any provision of its charter documents or similar organizational documents;

(c)                                  the execution, delivery and performance of this letter agreement do not contravene any Law, regulation, rule, decree, order, judgment or contractual restriction binding on Investor or its assets;

(d)                                 all consents, approvals, authorizations and permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this letter agreement by Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required from Investor in connection with the execution, delivery or performance of this letter agreement;

(e)                                  this letter agreement constitutes a legal, valid and binding obligation of Investor enforceable against Investor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(f)                                   (i) Investor is solvent and shall not be rendered insolvent as a result of its execution and delivery of this letter agreement or the performance of its obligations hereunder, (ii) Investor has the financial capacity to pay and perform its obligations under this letter agreement, and (iii) all funds necessary for Investor to fulfill its obligations under this letter agreement shall be available to Investor for so long as this letter agreement shall remain in effect.

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Sincerely,

SINA CORPORATION

By:	/s/ Charles Chao
Name: Charles Chao
Title: Chief Executive Officer

[Signature Page to Equity Commitment Letter]

Agreed to and accepted:

E-HOUSE HOLDINGS LTD.

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Director

[Signature Page to Equity Commitment Letter]